 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

Partners Group Private Credit

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1114 Avenue of the Americas, 37th Floor
New York, NY 10036

Telephone Number (including area code):

(212) 763-4700

Name and address of agent for service of process:

Brooks Lindberg
Partners Group Private Credit
1114 Avenue of the Americas, 37th Floor
New York, NY 10036

with a copy to:

Joshua B. Deringer, Esquire
Drinker Biddle & Reath LLP
One Logan Square
18th & Cherry Streets
Philadelphia, PA 19103-6996

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[X]       Yes           [  ]       No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York, as of the 8th day of July, 2013.

Partners Group Private Credit

By:	/s/ Scott Higbee
Name: Scott Higbee
Title: President

By:	/s/ Robert Collins
Name: Robert Collins
Title: Chief Financial Officer